Filed Pursuant to Rule 424(b)(3)
Registration No. 333-173965

PROSPECTUS
HUGHES TELEMATICS, INC.
2,428,572 Shares of Common Stock
This prospectus relates to the offer for sale by the existing holders of our common stock named in this prospectus of 2,428,572 shares of our common stock, par value $0.0001 per share, including 1,000,000 shares of our common stock issuable upon exercise of warrants. These existing holders of our common stock and the warrants are referred to as selling security holders throughout this prospectus.
All of the shares of common stock offered by this prospectus are being sold by the selling security holders. It is anticipated that the selling security holders will sell these shares of common stock from time to time in one or more transactions, in negotiated transactions or otherwise, at prevailing market prices or at prices otherwise negotiated. We will not receive any proceeds from the sales of shares of common stock by the selling security holders. We have agreed to pay all fees and expenses incurred by us incident to the registration of our common stock, including SEC filing fees. Each selling security holder will be responsible for all costs and expenses in connection with the sale of their shares of common stock, including brokerage commissions or dealer discounts.
Our common stock is currently traded on the Over-the-Counter Bulletin Board, commonly known as the OTC Bulletin Board, under the symbol “HUTC.” As of May 9, 2011, the closing sale price of our common stock was $3.25 per share.
Investing in our securities involves substantial risks. You should carefully consider the matters discussed under the section entitled “Risk Factors” on page 2 of this prospectus.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 12, 2011.

ABOUT THIS PROSPECTUS
This prospectus, which is part of a registration statement filed with the SEC, does not contain all of the information set forth or incorporated by reference in the registration statement or the exhibits filed therewith. Statements contained or incorporated by reference in this prospectus about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents. For further information with respect to us and the common stock offered by this prospectus, please see the registration statement, the exhibits filed with the registration statement and the documents incorporated by reference therein.
You should rely only on the information contained or incorporated by reference in this prospectus. No person is authorized to give any information or to make any representation other than those contained or incorporated by reference in this prospectus, and, if made, such information or representation must not be relied upon as having been given or authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful. The delivery of this prospectus will not, under any circumstances, create any implication that the information is correct as of any time subsequent to the date of this prospectus.
You should assume that the information contained or incorporated by reference in this prospectus, any prospectus supplement or other offering materials is accurate only as of the dates of those documents or documents incorporated by reference, as applicable. Our business, financial condition, results of operations and prospects may have changed since those dates.

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FORWARD-LOOKING STATEMENTS
We believe that some of the information in this prospectus constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends” and “continue” or similar words. You should read statements that contain these words carefully because they discuss future expectations, contain projections of future results of operations or financial condition; or state other “forward-looking” information.
We believe it is important to communicate our expectations to our stockholders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language contained in the prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•	expectations regarding our growth potential;

•	our financial performance;

•	slower than expected development of the telematics industry or any event that causes telematics to be less attractive to consumers;

•	the loss of our strategic relationship with Mercedes-Benz;

•	the loss of our strategic relationship with the distribution partner for our In-Drive product and service offering;

•	an inability to enter into a strategic relationship with additional automakers or distribution partners for our In-Drive products and services, thereby limiting our growth potential;

•	the introduction and proliferation of competitive products;

•	changes in technology;

•	an inability to achieve or sustain profitability;

•	difficulties with delays or quality control with our primary vendors;

•	failure to implement our short- or long-term growth strategies;

•	the cost of retaining and recruiting our key personnel or the loss of such key personnel;

•	risks associated with the expansion of our business in size and geography;

•	operational risk;

•	geopolitical events and regulatory changes;

•	changing interpretations of generally accepted accounting principles (“GAAP”);

•	general economic conditions; and

•	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on our resources.
 You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.
All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.
You should be aware that the occurrence of the events described under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010 and the risk factors described in any applicable prospectus supplement and any risk factors set forth in our other filings with the SEC, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), could have a material adverse effect on us.

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PROSPECTUS SUMMARY
This summary highlights information included or incorporated by reference in this prospectus. This summary may not contain all of the information that may be important to you. Before making an investment decision, you should read carefully this entire prospectus, any accompanying prospectus supplement and any other offering materials, together with the additional information described under the heading “Where You Can Find More Information” on page 13 of this prospectus.
Our Business
We are a telematics services company that provides a suite of real-time voice and data communications services and applications for use in vehicles and are developing additional applications for use within and outside of the automotive industry. These services are enabled through a state-of-the-art communications center designed and built to connect various mobile devices with content, services and call centers. Our system architecture enables us to manage the integration of these components and the associated service delivery in an efficient manner, allowing us to quickly adopt and implement new technologies and services.
Within the automotive industry, our communications center allows for two way voice and data communications to the vehicle and supports, among other things, critical safety and security services as well as location-based services and remote diagnostics. Since November 16, 2009, we have been the exclusive telematics service provider in the United States for all new vehicles sold by Mercedes-Benz USA, LLC (“Mercedes-Benz”), and we are now the preferred provider of telematics services for all Mercedes-Benz vehicles purchased prior to November 16, 2009. These services are marketed under the mbrace® brand and are enabled through a factory-installed hardware device in Mercedes-Benz vehicles. In addition, our In-Drive® solution offers services to consumers and other third parties through an aftermarket hardware device that we have developed and which we intend to distribute through relationships with companies and organizations with large customer bases for installation in existing vehicles. In August 2010, we entered into an agreement with a leading automotive insurance company to provide our In-Drive telematics services to certain customers of the insurance company and are in active discussions with other distribution partners.  Through Networkfleet, Inc. (“Networkfleet”), our wholly owned subsidiary, we currently offer remote vehicle monitoring and other data services to support owners and operators of fleets of vehicles.
In May 2010, we broadened our connected services beyond the automotive market to include the mobile health and wellness industry with the formation of Lifecomm, LLC (“Lifecomm”), a majority owned subsidiary founded with QUALCOMM Incorporated (“Qualcomm”), a leader in developing and delivering innovative digital wireless communications products and services, and American Medical Alert Corp. (“AMAC”), a healthcare communications company dedicated to the provision of support services to the healthcare community. Lifecomm intends to design, develop, finance and operate a mobile personal emergency response service which will permit subscribers to initiate requests for emergency assistance services through a wearable device that is able to communicate information to and support voice interactions between the subscriber and an emergency assistance call center for purposes of dispatching first responders to the subscriber's location. We expect to launch the Lifecomm service offerings in the fourth quarter of 2011.
On March 31, 2009, pursuant to the terms of the Agreement and Plan of Merger dated June 13, 2008 (as amended and restated on November 10, 2008 and March 12, 2009, the “Merger Agreement”), Hughes Telematics, Inc. (“Old HTI”), a privately held company, and Polaris Acquisition Corp. (“Polaris”), a publicly held blank check company, consummated the merger (the “Merger”) whereby Old HTI merged with and into a wholly-owned direct subsidiary of Polaris with Old HTI as the surviving corporation, and immediately thereafter, Old HTI merged with and into Polaris, with Polaris as the surviving corporation. In connection with the Merger, Polaris changed its name from “Polaris Acquisition Corp.” to “HUGHES Telematics, Inc.”
As used in this prospectus, unless otherwise indicated, references to “we,” “us,” “our” and the “Company” refer to Old HTI for periods prior to the consummation of the Merger and refer to HUGHES Telematics, Inc. for periods following the consummation of the Merger.
Company Information
Our executive offices are located at 2002 Summit Boulevard, Suite 1800, Atlanta, Georgia 30319. Our website is located at www.hughestelematics.com, and our telephone number is (404) 573-5800.

RISK FACTORS
An investment in our securities involves significant risks, and should not be made by anyone who cannot afford to lose his or her entire investment. Before deciding to invest in our securities, you should consider the specific risks described in our Annual Report on Form 10-K for the year ended December 31, 2010, the risk factors described under the caption “Risk Factors” in any applicable prospectus supplement and any risk factors set forth in our other filings with the SEC, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, before making an investment decision. Each of the risks described in these documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a partial or complete loss of your investment. See “Where You Can Find More Information” on page 13 of this prospectus.

THE OFFERING

Common stock offered by the selling security holders	Up to 2,428,572 shares of our common stock, including 1,000,000 shares of our common stock issuable upon exercise of the warrants.
Common stock outstanding prior to the offering	94,103,976(1)
Common stock to be outstanding after the offering	95,103,976(2)
Use of Proceeds	We will not receive any proceeds from the sales of shares of common stock by the selling security holders.
OTC Bulletin Board Symbol	Our common stock is currently traded on the OTC Bulletin Board under the symbol “HUTC.”

(1)	Based upon the total number of issued and outstanding shares as of May 9, 2011, including 58,498,131 earn-out shares.

(2)	Based upon the total number of issued and outstanding shares as of May 9, 2011, including 58,498,131 earn-out shares, and the 1,000,000 shares of common stock issuable upon exercise of the warrants.

USE OF PROCEEDS
We will not receive any proceeds from the sales of shares of common stock by the selling security holders.

PLAN OF DISTRIBUTION
We are registering 2,428,572 shares of common stock, including 1,000,000 shares of common stock issuable upon exercise of the warrants. As used in this prospectus, the term “selling security holders” includes pledgees, transferees or other successors-in-interest selling shares received from the selling security holders as pledgors, assignees, borrowers or in connection with other non-sale-related transfers after the date of this prospectus. This prospectus may also be used by transferees of the selling security holders, including broker-dealers or other transferees who borrow or purchase the shares to settle or close out short sales of shares of common stock. Selling security holders will act independently of us in making decisions with respect to the timing, manner and size of each sale or non-sale related transfer. We will not receive any of the proceeds from sales by the selling security holders.
We expect that the selling security holders will sell their shares primarily through sales on the OTC Bulletin Board or any other stock exchange, market or trading facility on which our shares are traded or in private transactions. Sales of our common stock may be made at fixed or negotiated prices and may be effected by means of one or more of the following transactions, which may involve cross or block transactions:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	transactions in which broker-dealers may agree with one or more selling security holders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	underwritten offerings; or

•	a combination of any of the above or any other method permitted pursuant to applicable law.
The selling security holders will have the sole discretion not to accept any purchase offer or make any sale of their shares if they deem the purchase price to be unsatisfactory at a particular time. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution, including the names of any broker-dealers, underwriters or agents.
Broker-dealers engaged by selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser, in amounts to be negotiated. Selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
In connection with sales of common stock, or interests therein, selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. Selling security holders may also engage in short sales, puts and calls or other transactions in our securities or derivatives of our securities and may sell and deliver shares in connection with these transactions.
Selling security holders and any underwriters, broker-dealers or agents involved in an arrangement to sell any of the offered shares may, under certain circumstances, be deemed to be “underwriters” with respect to securities they sell within the meaning of the Securities Act. Any profit on such sales and any discount, commission, concession or other compensation received by any such underwriter, broker-dealer or agent, may be deemed an underwriting discount and commission under the Exchange Act. No selling security holder has informed us that they have an agreement or understanding, directly or indirectly, with any person to distribute the common stock. If a selling security holder should notify us that they have a material arrangement with a broker-dealer for the resale of their shares, we would be required to amend the registration statement of which this prospectus forms a part, and file a prospectus supplement to describe the agreement between the selling security holder and broker-dealer, underwriter or agent, provide required information regarding the plan of distribution, and otherwise revise the disclosure in this prospectus as needed. We would also file the agreement between the selling security holder and the broker-dealer as an exhibit to the post-effective amendment to the registration statement.
We have agreed to pay all fees and expenses incurred by us incident to the registration of our common stock, including SEC filing fees. Each selling security holder will be responsible for all costs and expenses in connection with the sale of their shares of common stock, including brokerage commissions or dealer discounts. Selling security holders will be indemnified by us against certain losses, claims, damages and liabilities, including certain liabilities under the Securities Act.
There can be no assurance that the selling security holders will sell any or all of the shares of common stock pursuant to the registration statement of which this prospectus forms a part.
Selling security holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of common stock by them. The foregoing may affect the marketability of such securities. To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.
Selling security holders and other persons participating in the sale or distribution of the shares offered hereby will be subject to applicable provisions of the Exchange Act and rules and regulations promulgated thereunder, including, without limitation, Regulation M. With certain exceptions, Regulation M restricts certain activities of, and limits the timing of purchases and sales of, any of the shares by selling security holders, affiliated purchasers and any broker-dealer or other person who participates in the sale or distribution. Under Regulation M, these persons are precluded from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security subject to the distribution until the distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of these limitations may affect the marketability of the shares offered by this prospectus.
To our knowledge, no selling security holder is a broker-dealer or an affiliate of a broker-dealer.

SELLING SECURITY HOLDERS
Pursuant to the registration rights agreement executed in connection with the private placement that we completed on February 7, 2011, we have filed a registration statement on Form S-3, of which this prospectus forms a part, with the SEC under the Securities Act to register the shares of common stock offered by certain of the selling security holders. See “Description of Securities-Shareholders' Agreement” and “-Registration Rights Agreement.” Up to 2,428,572 shares of our common stock, including 1,000,000 shares of our common stock issuable upon exercise of the warrants, are being offered by this prospectus, all of which are being registered for sale for the accounts of the selling security holders. The shares of common stock are being registered to permit public sales of the shares, and the selling security holders may offer the shares for resale from time to time pursuant to this prospectus. The selling security holders may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares. We may from time to time include additional selling security holders in amendments to this prospectus.
In connection with the Merger, on March 31, 2009, we entered into an escrow agreement (the “Escrow Agreement”), with Communications LLC (in its capacity as representative of the holders of shares of Old HTI common stock), Trivergance, LLC (in its capacity as representative of our initial stockholders) and Continental Stock Transfer & Trust Company (in its capacity as escrow agent). Communications LLC, our controlling stockholder, is an affiliate of Apollo Global Management, LLC. As of the date hereof, 58,498,131 shares of common stock are held in escrow subject to the terms of the Escrow Agreement, pending the satisfaction of certain earn-out targets and to satisfy certain possible indemnification claims. None of the shares offered by this prospectus are subject to the Escrow Agreement. Shares subject to the Escrow Agreement are included in the number of shares of our common stock outstanding for purposes of calculating the ownership percentages below.
The table below sets forth certain information regarding the selling security holders and the shares of our common stock offered by them in this prospectus.
 Because each selling security holder may offer all, some or none of the shares it holds, no definitive estimate as to the number of shares that will be held by each selling security holder after the offering can be provided. The following table has been prepared on the assumption that all shares offered under this prospectus will be sold to parties unaffiliated with the selling security holders. The selling security holders have not had a material relationship with us within the past three years other than as described in the footnotes to the table below or as a result of their acquisition of our shares or other securities. To our knowledge, none of the selling security holder is a broker-dealer or an affiliate of a broker-dealer.
Beneficial ownership is determined in accordance with the rules of the SEC. Each selling security holder's percentage of ownership of our outstanding shares in the table below is based upon 94,103,976 shares of common stock outstanding as of May 9, 2011.

	Ownership Before Offering		Ownership After Offering
Selling Security Holder	Number of Shares Owned	Number of Shares Being Registered	Number of Shares Owned After Offering(1)	Percentage After Offering
10th Mountain Endowment Fund, Inc.(2)	17,000	17,000	—	—%
Asphalt Green, Inc.(3)	37,400	37,400	—	—%
James F. Cleary(4)	2,040	2,040	—	—%
Vicente & Marie Citarella JTWROS(5)	3,400	3,400	—	—%
City of Milford Pension & Retirement Fund(6)	272,000	272,000	—	—%
City of Stamford Firemen's Pension Fund(7)	119,000	119,000	—	—%
Brook Dey Cosby(8)	5,950	5,950	—	—%
Donald and Dan-Thanh Devivo JTWROS(9)	6,460	6,460	—	—%
Susan Uris Halpern(10)	42,500	42,500	—	—%
Jasper Investments LLC(11)	3,400	3,400	—	—%
John J. & Catherine H. Kayola JTWROS(12)	2,040	2,040	—	—%
Peter Looram(13)	20,400	20,400	—	—%
Domenic J. Mizio(14)	85,000	85,000	—	—%
Nicola Zesiger Mullen(15)	10,200	10,200	—	—%
Norwalk Employees' Pension Plan(16)(17)	91,800	91,800	—	—%
National Federation of Independent Business(16)(18)	27,200	27,200	—	—%
National Federation of Independent Business Employee Pension Trust(16)(19)	51,000	51,000	—	—%
Public Employee Retirement System of Idaho(20)	1,414,400	1,414,400	—	—%
Psychology Associates(21)	6,800	6,800	—	—%
Jonathan Ratner and Pamela Erens TIC(22)	4,250	4,250	—	—%
John Rowan(23)	3,400	3,400	—	—%
Theeuwes Family Trust, Felix Theeuwes Trustee(24)	42,500	42,500	—	—%
Alan B. & Joanne K. Vidinsky 1993 Trust(25)	28,900	28,900	—	—%
Jane A. Willens(26)	5,950	5,950	—	—%
Robert K. Winters(27)	3,400	3,400	—	—%
MLPF&S CUST FPO, Robert K. Winters IRRA, FBO Robert K. Winters(28)	3,182	3,182	—	—%
Albert L. Zesiger(29)	51,000	51,000	—	—%
Barrie Ramsay Zesiger(30)	68,000	68,000	—	—%

(1)
Represents the amount of shares that will be held by the selling security holders after completion of this offering based on the assumptions that (a) all shares registered for sale by the registration statement of which this prospectus forms part will be sold and (b) that no other shares of our common stock are acquired or sold by the selling security holders prior to completion of this offering.

(2)	Includes 7,000 shares of common stock issuable upon the exercise of warrants.

(3)	Includes 15,400 shares of common stock issuable upon the exercise of warrants. Cudd & Co. is the record holder of such shares and holds such shares as custodian on behalf of Asphalt Green, Inc.

(4)	Includes 840 shares of common stock issuable upon the exercise of warrants.

(5)	Includes 1,400 shares of common stock issuable upon the exercise of warrants.

(6)	Includes 112,000 shares of common stock issuable upon the exercise of warrants.

(7)	Includes 49,000 shares of common stock issuable upon the exercise of warrants.

(8)	Includes 2,450 shares of common stock issuable upon the exercise of warrants.

(9)	Includes 2,660 shares of common stock issuable upon the exercise of warrants.

(10)	Includes 17,500 shares of common stock issuable upon the exercise of warrants.

(11)	Includes 1,400 shares of common stock issuable upon the exercise of warrants.

(12)	Includes 840 shares of common stock issuable upon the exercise of warrants.

(13)	Includes 8,400 shares of common stock issuable upon the exercise of warrants.

(14)	Includes 35,000 shares of common stock issuable upon the exercise of warrants.

(15)	Includes 4,200 shares of common stock issuable upon the exercise of warrants.

(16)
Booth & Co. is the record holder of such shares and holds such shares as custodian on behalf of the National Federation of Independent Business Employee Pension Trust, the National Federation of Independent Business and the Norwalk Employees' Pension Plan.

(17)	Includes 37,800 shares of common stock issuable upon the exercise of warrants.

(18)	Includes 11,200 shares of common stock issuable upon the exercise of warrants.

(19)	Includes 21,000 shares of common stock issuable upon the exercise of warrants.

(20)
Includes 582,400 shares of common stock issuable upon the exercise of warrants. Mellon Bank NA is the record holder of such shares and holds such shares as custodian on behalf of the Public Employee Retirement System of Idaho.

(21)	Includes 2,800 shares of common stock issuable upon the exercise of warrants.

(22)	Includes 1,750 shares of common stock issuable upon the exercise of warrants.

(23)	Includes 1,400 shares of common stock issuable upon the exercise of warrants.

(24)	Includes 17,500 shares of common stock issuable upon the exercise of warrants.

(25)	Includes 11,900 shares of common stock issuable upon the exercise of warrants.

(26)	Includes 2,450 shares of common stock issuable upon the exercise of warrants.

(27)	Includes 1,400 shares of common stock issuable upon the exercise of warrants.

(28)	Includes 1,310 shares of common stock issuable upon the exercise of warrants.

(29)	Includes 21,000 shares of common stock issuable upon the exercise of warrants.

(30)	Includes 28,000 shares of common stock issuable upon the exercise of warrants.

DESCRIPTION OF SECURITIES
Common Stock
Authorized and Outstanding
We are authorized to issue up to 155,000,000 shares of common stock, par value $0.0001 per share, of which 94,103,976 shares are outstanding as of the date of this prospectus.
Voting Rights
Holders of our common stock have the right to cast one vote for each share of stock in their name on our books, whether represented in person or by proxy, on all matters submitted to a vote of holders of common stock, including election of directors. There is no right to cumulative voting in election of directors. Except where a greater requirement is provided by statute, by our certificate of incorporation or by-laws, the presence, in person or by proxy duly authorized, of one or more holders of a majority of the outstanding shares of our common stock constitutes a quorum for the transaction of business. The vote by the holders of a majority of outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of our articles of incorporation.
Dividends
Although there are no restrictions in our certificate of incorporation or by-laws that prevent us from declaring dividends, we have not declared any dividends to date and do not plan to declare any dividends in the foreseeable future. Our ability to pay dividends is subject to the terms of our debt agreements which, among other things, limit the amount of dividends we may pay.
Preemptive Rights
Holders of our common stock are not entitled to preemptive rights, and no redemption or sinking fund provisions are applicable to our common stock. All outstanding shares of our common stock are, and the shares of common stock sold in the offering will when issued, be fully paid and non-assessable.
Preferred Stock
We are authorized to issue up to 10,000,000 shares of preferred stock, par value $0.0001 per share. No shares of preferred stock are outstanding as of the date of this prospectus.
Units and Warrants
Sponsor Warrants and IPO Warrants
On January 17, 2008, we completed our initial public offering of 15,000,000 units at $10.00 per unit. Each unit consists of one share of our common stock, $0.0001 par value, and one redeemable common stock purchase warrant (the “IPO Warrants”). In conjunction with the consummation of the initial public offering, we sold an aggregate of 4,500,000 warrants (the “Sponsor Warrants” and, together with the IPO Warrants, the “Polaris Warrants”) to certain existing stockholders on a private placement basis at a price of $1.00 per warrant, for an aggregate price of $4.5 million. Each Polaris Warrant entitles the holder to purchase from us one share of common stock at an exercise price of $7.00. The Polaris Warrants expire on January 10, 2012 at 5:00 p.m., New York City time, or upon earlier redemption by us: (i) in whole and not in part; (ii) at a price of $0.01 per Polaris Warrant at any time after the Polaris Warrants become exercisable; (iii) upon not less than 30 days' prior written notice of redemption; and (iv) if, and only if, the reported last sale price of the common stock equals or exceeds $14.25 per share, for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption. The right to exercise the Polaris Warrants will be forfeited unless they are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Polaris Warrant will have no further rights except to receive the redemption price for such holder's Polaris Warrant upon surrender of such Polaris Warrant.
The Sponsor Warrants are identical to the IPO Warrants except that, if the IPO Warrants are called for redemption, the Sponsor Warrants will be exercisable on a cashless basis so long as they are still held by the original holders or their affiliates. If the original holders retain any Sponsor Warrants and take advantage of this option, they would pay the exercise price by surrendering their Sponsor Warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the Sponsor Warrants, multiplied by the difference between the exercise price of the Sponsor Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Polaris Warrants.
The exercise price and number of shares of common stock issuable on exercise of the Polaris Warrants may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the Polaris Warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.
The Polaris Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of Continental Stock Transfer & Trust Company, as warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Polaris Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
No Polaris Warrants will be exercisable and we will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the common stock issuable upon exercise of the Polaris Warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the Polaris Warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the Polaris Warrants may have no value, the market for the Polaris Warrants may be limited, and they may expire worthless.
No fractional shares will be issued upon exercise of the Polaris Warrants. If, upon exercise of the Polaris Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.
As of May 9, 2011, there were Polaris Warrants outstanding to purchase an aggregate of 16,743,180 shares of common stock at a price of $7.00 per share.
Second Lien Warrants
On December 17, 2009, we entered into a credit agreement (the “Second Lien Credit Agreement”) with PLASE HT as administrative agent, collateral agent and original lender, pursuant to which we issued, for aggregate consideration of $15.0 million, second lien term indebtedness due October 1, 2013 with an original principal amount of $15.0 million and a warrant to purchase 3,000,000 shares of common stock at an exercise price of $6.00 per share (the “Second Lien Warrants”). The Second Lien Warrants expire on December 17, 2014 at 5:00 p.m., New York City time. As a result of the private placement completed on May 13, 2010, the exercise price of the Second Lien Warrants was adjusted to $5.99 per share.
On February 7, 2011, we entered into an incremental loan commitment agreement with a group of investors pursuant to which the investors made loans in the aggregate principal amount of approximately $5.0 million under the Second Lien Credit Agreement. In connection with the issuance of the loans, we issued the investors Second Lien Warrants to purchase an aggregate of 1,000,000 shares of our common stock at an exercise price of $5.99 per share.
The Second Lien Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at our offices, with the notice of exercise duly executed and accompanied by full payment of the exercise price for the number of shares of common stock being purchased pursuant to such Second Lien Warrant. The holder may elect to pay such exercise price in (i) cash, good certified check or good bank draft payable to us, (ii) shares of common stock with an aggregate “fair market value” equal to the exercise price or (iii) the form of notes payable or other indebtedness issued by us, which shall be cancelled, in a principal amount, plus accrued and unpaid interest thereon to and including the date of exercise, equal to the exercise price. Alternatively, the holder may elect to “net exercise” a Second Lien Warrant by agreeing to accept that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying such Second Lien Warrant, multiplied by the difference between the exercise price of the Second Lien Warrant and the fair market value by (y) the exercise price of the Second Lien Warrant. As used in the warrant agreement governing the Second Lien Warrants, “fair market value” shall mean the volume weighted average trading price of the common stock for the 20 most recent trading days on which sales have occurred ending on the third trading day prior to the date on which the Second Lien Warrant is exercised.
The exercise price and number of shares of common stock issuable on exercise of the Second Lien Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. In the event we issue any shares of common stock or other securities convertible into or exchangeable for common stock (in each case, other than an issuance of “excluded securities” as defined in the warrant agreement) at a purchase price per share below fair market value, the exercise price of the Second Lien Warrants may also be adjusted downward to a price equal to the price obtained by multiplying (x) the exercise price in effect immediately prior to the issuance of such common stock or other securities, by (y) a fraction of which (i) the numerator shall be the sum of (a) the number of shares of common stock outstanding on a fully diluted basis immediately prior to such issuance and (b) the number of additional shares of common stock which the aggregate consideration for the number of shares of common stock so offered would purchase at fair market value and (ii) the denominator shall be the number of shares of common stock outstanding on a fully diluted basis immediately after such issuance.
The warrant holders do not have the rights or privileges of holders of common stock or any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Second Lien Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
No fractional shares will be issued upon exercise of the Second Lien Warrants. If, upon exercise of the Second Lien Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.
As of May 9, 2011, there were Second Lien Warrants outstanding to purchase an aggregate of 4,000,000 shares of common stock at a price of $5.99 per share.
Shareholders' Agreement
Immediately prior to the consummation of the Merger, Polaris, the initial shareholders of Polaris, and certain security holders of Old HTI, including those selling security holders who were holders of Old HTI's Series B Convertible Preferred Stock (“Series B Shareholders”), entered into the Shareholders' Agreement.
Additionally, Polaris' initial stockholders and holders of Old HTI's common stock agreed not to transfer, as applicable, (i) any earn-out shares placed in escrow by Polaris' initial stockholders pursuant to the Escrow Agreement or (ii) any earn-out shares, including shares of our common stock underlying earn-out options, issued to them in the Merger and placed in escrow pursuant to the Escrow Agreement, until:

•
with respect to shares released from escrow between the first and second anniversaries (including the second anniversary) of the closing of the Merger, upon the achievement of the share price target for the first tranche of earn-out shares, one year following the distribution of these securities from escrow; and

•
with respect to any other shares released from escrow (including sponsor earn-out shares and earn-out shares in the first tranche that are not released on or before the second anniversary of the closing of the Merger), the earlier of (i) six months following the distribution of these shares from escrow and (ii) the fifth anniversary of the closing of the Merger.

All of the former holders of Old HTI's common stock are subject to these transfer restrictions except for one non-employee, unaffiliated stockholder of Old HTI, who owned fewer than 50,000 shares of our common stock at the closing of the Merger (including earn-out shares). Parties to the Shareholders' Agreement may vote the earn-out shares, escrowed indemnity shares and sponsor earn-out shares, as applicable, without restriction while they remain in escrow.
The parties to the Shareholders' Agreement agreed that in the event Marc V. Byron, one of our directors, resigns, is removed, or is unable to serve on our board of directors while earn-out shares or escrowed indemnity shares remain in escrow (the “escrow period”), we will nominate a replacement designated by Polaris' initial stockholders (as determined by a majority-in-interest of such stockholders) and parties to the Shareholders' Agreement will vote their shares in favor of Marc V. Byron or a replacement director designated by Polaris' initial stockholders until the earlier of (i) the termination of the escrow period and (ii) the date when Polaris' initial stockholders hold less that 50% of the outstanding shares of our common stock held by Polaris' initial stockholders at the closing of the Merger.
The Shareholders' Agreement also provides for certain registration rights beginning after the expiry of the applicable transfer restrictions for the shares of our common stock issued to the Series B Shareholders and holders of Old HTI's common stock in the Merger, the shares of our common stock held by Polaris' initial stockholders, the Sponsor Warrants and shares of Polaris common stock underlying such warrants (the “registerable securities”). Under the Shareholders' Agreement, the Series B Shareholders, former holders of Old HTI's common stock and Polaris' initial stockholders are afforded demand rights, shelf registration rights and “piggyback” rights.
 Pursuant to the Shareholders' Agreement, the Series B Shareholders are entitled to “piggyback” rights and are separately entitled to two demand registrations and may demand an underwritten offering.
The former holders of Old HTI's common stock holding a majority-in-interest of the such stockholders' registerable securities and Polaris' initial stockholders holding a majority-in-interest of such stockholders' registerable securities will be able to make written demands to us to register all or any portion of their respective registerable securities at any time after the expiry of the applicable transfer restrictions and will also be able to make shelf takedown demands for their respective registerable securities at any time after we have become eligible to file registration statements on Form S-3 and after the expiry of the applicable transfer restrictions. We are not required to (i) effect more than two demand registrations and two shelf takedown demands initiated by Polaris' initial stockholders or four demand registrations and four shelf takedown demands initiated by former holders of Old HTI's common stock or (ii) effect a demand registration or shelf takedown for Polaris' initial stockholders if the value of registerable securities in the proposed registration or shelf takedown is less than $2.0 million, or effect a demand registration or shelf takedown for the former holders of Old HTI's common stock if the value of registerable securities in the proposed registration or shelf takedown is less than $20.0 million. The demand notice and demand registration are subject to customary limitations on demands, cutbacks, withdrawals and underwriters. Former holders of Old HTI's common stock and Polaris' initial stockholders will have unlimited “piggyback” rights after the expiry of the applicable transfer restrictions, subject to customary restrictions. Securities will cease to be registerable pursuant to the Shareholders' Agreement once they are saleable under Rule 144 and not subject to the volume restrictions therein.
We agreed to indemnify the parties to the Shareholders' Agreement from any losses arising out of, or based upon, any untrue statement of a material fact contained in any registration statement or prospectus, any omission to state a material fact therein or necessary to make the statements therein not misleading or any violation by us of the Securities Act. However, the SEC has taken the position that indemnification for liabilities arising under the Securities Act of 1933 is against public policy and unenforceable. The Shareholders' Agreement will terminate (i) with respect to the former security holders of Old HTI, on the date when the former security holders of Old HTI together hold less than 10% of the outstanding our common stock, and (ii) with respect to all parties, on the date of a change of control of our company. The registration rights of the former security holders of Old HTI and Polaris' initial stockholders, as applicable, will survive until such holders no longer own any of our common stock (or, with respect to Polaris' initial stockholders, any warrants). The indemnification provisions will survive the termination of the Shareholders' Agreement.
Amended and Restated Co-Sale and Stock Restriction Agreement
In connection with the private financings that Old HTI consummated between March 2008 and March 2009, Old HTI entered into the Co-Sale Agreement with the purchasers in such private financings (the “Old HTI Investors”). The provisions of the Co-Sale Agreement that provided for “piggyback” registration rights with respect to the common stock held by the Old HTI Investors survived the consummation of the Merger. In connection with the “piggyback” registration rights provided to the Old HTI Investors, we agreed to indemnify the Old HTI Investors from any losses arising out of, or based upon, any untrue statement of a material fact contained in any registration statement or prospectus, any omission to state a material fact therein or necessary to make the statements therein not misleading insofar as such registration statement or prospectus included securities requested to be registered pursuant to the Co-Sale Agreement. We are not required to provide indemnification for any losses arising out of, or based upon, any untrue statement of a material fact contained in any registration statement or prospectus, any omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformance with information furnished in writing or on behalf of any Old HTI Investor to us expressly for use in the registration statement or prospectus.
Registration Rights Agreements
In connection with the issuance of our Second Lien Credit Agreement, we entered into a registration rights agreement with PLASE HT, dated as of December 17, 2009, pursuant to which we granted PLASE HT customary “piggyback” registration rights.
In connection with the private placements we consummated on December 28, 2009 and May 13, 2010, we entered into registration rights agreements with the respective purchasers requiring that, among other things, we register the resale of the shares of common stock sold in such private placements. Such registration statements (File No.'s 333-164930 and 333-168198) were declared effective by the SEC on April 16, 2010 and August 18, 2010, respectively.
In connection with the private placement we consummated on February 7, 2011, we entered into a registration rights agreement with the purchasers requiring that, among other things, we file this registration statement to register the resale of the shares of common stock sold in the private placement. Cash penalties of 1% of the purchase price per month, but no more than 12% of the aggregate purchase price paid by the security holders, may apply if this registration statement is not effective by the earlier of (i) August 6, 2011 (or the 180th calendar day following the closing date of the private placement in the event that this registration statement is subject to review by the SEC) and (ii) the fourth business day after the date we are notified by the SEC that this registration statement will not be “reviewed” or will not be subject to further review.
Stock Incentive Plans
Our 2006 Stock Incentive Plan (the “2006 Plan”) provides for share-based compensation awards, including incentive stock options, non-qualified stock options and share awards, to our officers, employees, non-employee directors and non-employee consultants. There are 3,047,900 shares of common stock authorized for issuance under the 2006 Plan. The 2006 Plan is administered by the compensation committee of our board of directors which determines eligibility, amount, and other terms and conditions of awards. Options awarded under the 2006 Plan generally have a term of ten years and an exercise price equal to or greater than the fair value of the underlying shares of common stock on the date of grant. Generally, half of each award vests in equal parts over a period of three years of continued employment or service with us. The remaining half of each award vests upon the achievement of certain pre-established performance goals set by our board of directors. In the event an option holder's service to us is terminated for either (i) other than good reason, as defined in the 2006 Plan, before the fifth anniversary of the holder's service to us or (ii) cause, we may repurchase any stock obtained through the exercise of a stock option within 180 days of such holder's termination date at a price equal to the lesser of the fair market value of the stock on the date of termination or the exercise price of the stock option. In the event an option holder's service to us is terminated for any of (i) good reason, as defined in the 2006 Plan, (ii) other than cause or (iii) following the fifth anniversary of such holder's service to us, we may repurchase any stock obtained through the exercise of a stock option within 180 days of such holder's termination date at a price equal to the fair market value of the stock on the date of termination.
Our 2009 Equity and Incentive Plan (the “2009 Plan”) provides for the grant of share-based awards, including restricted common stock, restricted stock units, stock options, stock appreciation rights and other share based awards, as well as cash bonuses and long-term cash awards to our directors, officers, employees, advisors and consultants who are selected for participation in the 2009 Plan. There are 2,500,000 shares of common stock authorized for issuance under the 2009 Plan. The 2009 Plan is administered by the compensation committee of our board of directors which determines eligibility, amount, and other terms and conditions of awards.
Transfer Agent
Our transfer agent is Continental Stock Transfer & Trust Company.

LEGAL MATTERS
The validity of the securities offered in this prospectus is being passed upon for us by Robert C. Lewis, Esq., our general counsel. Mr. Lewis presently holds (i) stock options to purchase an aggregate of 79,244 shares of our common stock under the 2006 Plan and (ii) 36,000 shares of our restricted common stock and a stock option to purchase 60,000 shares of our common stock, each issued under the 2009 Plan and (iii) 30,479 shares of our common stock.

EXPERTS
The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated by reference in this prospectus have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION
We file reports and other information with the SEC. These reports and other information can be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an internet website at http://www.sec.gov that contains reports, information statements and other information regarding companies that file electronically with the SEC, including us.
This prospectus is part of a registration statement filed by us with the SEC. The full registration statement can be obtained from the SEC as indicated above, or from us.
The SEC allows us to “incorporate by reference” the information we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this prospectus, and any information filed with the SEC subsequent to this prospectus and prior to the termination of the particular offering referred to in such prospectus supplement will automatically be deemed to update and supersede this information. We incorporate by reference the following documents which have been filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (filed on March 16, 2011);

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011 (filed on May 10, 2011);

•	Our Current Report on Form 8-K filed on February 8, 2011; and

•	Our Registration Statement on Form 8-A dated July 29, 2009.
We incorporate by reference the documents listed above and any future filings made with the SEC in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, with the exception of any documents or portions of documents deemed not to be filed under the Securities Act.
We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the documents which are incorporated by reference to this prospectus (other than exhibits unless such exhibits are specifically incorporated by reference in such documents).
Requests may be made by writing us at HUGHES Telematics, Inc., Attention: Office of the General Counsel, 2002 Summit Boulevard, Suite 1800, Atlanta, Georgia 30319 or by calling us at (404) 573-5800.